UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026 (Report No. 2).

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Resignation of a Director

On July 26, 2026, Mr. Alon Dayan notified the board of directors of IM Cannabis Corp. (the “Company”) of his resignation from his position as a member of the board of directors, effective July 26, 2026. Mr. Dayan’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

Press Release

On July 27, 2026, the Company issued a press release titled: “IM Cannabis Provides Corporate Update”. A copy of this press release is furnished herewith as Exhibit 99.1.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-296637, 333-293236, 333-289571 and 333-288346) filed with the U.S. Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated July 27, 2026, titled “IM Cannabis Provides Corporate Update”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: July 27, 2026	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director